AA 8-17-2004

04019739

TATES
ANGE COMMISSION
D.C. 20549

BB 8/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Hill Capital Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Don Fuchs CPA

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

BB

PARK HILL CAPITAL INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003

PARK HILL CAPITAL INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

Table Of Contents

DON FUCHS
Certified Public Accountant
1423 East 13th Street
Brooklyn, NY 11230
(917) 752-1040

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Park Hill Capital Inc.

I have audited the accompanying statement of financial condition of Park Hill Capital Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Park Hill Capital Inc. as of December 31, 2003 and 2002, and the results of its operations and retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Don Fuchs, CPA
Brooklyn, NY
February 23, 2004

PARK HILL CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets:		
Cash in bank	$ 29,230	$ 6,250
TOTAL ASSETS	$ 29,230	$ 6,250

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current Liabilities		
Accrued Expenses	$ 1,000	$ 1,000
TOTAL LIABILITIES	$ 1,000	$ 1,000
Stockholder's Equity		
Common stock, no par value		
20,000 shares authorized		
1,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid in capital	36,234	8,084
Accumulated deficit	(18,004)	(12,834)
Total Stockholder's Equity	28,230	5,250
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,230	$ 6,250

The accompanying notes are an integral part of these financial statements.

PARK HILL CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
EXPENSES		
Regulatory fees and expenses	$ 920	$ 417
Professional fees	4,000	1,000
TOTAL EXPENSES	4,920	1,417
Loss before income taxes	$ (4,920)	$ (1,417)
Provision for income taxes	250	155
Net Loss	$ (5,170)	$ (1,262)

The accompanying notes are an integral part of these financial statements.

PARK HILL CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	TOTAL	CAPITAL STOCK SHARES	CAPITAL STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)
Balances at January 1, 2002	$ 15,928	1,000	$ 10,000	$ 17,500	$ (11,572)
Net Loss	(1,262)				(1,262)
Additions	6,250			6,250	
Distributions	(15,666)			(15,666)	
Balances at December 31, 2002	$ 5,250	1,000	$ 10,000	$ 8,084	$ (12,834)
Net loss	(5,170)				(5,170)
Additions	30,000			30,000	
Distributions	(1,850)			(1,850)	
Balances at December 31, 2003	$ 28,230	1,000	$ 10,000	$ 36,234	$ (18,004)

The accompanying notes are an intergral part of these financial statements.

PARK HILL CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (5,170)	$ (1,262)
Changes in assets and liabilities:		
Decrease in accrued expenses	-	(250)
Net cash utilized by operating activities	$ (5,170)	$ (1,512)
Cash flows from financing activities		
Increase (decrease) of additional paid-in capital, net	28,150	(9,416)
Net increase (decrease) in cash	22,980	(10,928)
Cash - beginning of year	6,250	17,178
Cash - end of year	$ 29,230	$ 6,250

Supplemental Information		
Interest paid	-0-	-0-
Taxes paid	$ 250	-0-

The accompanying notes are an integral part of these financial statements.

PARK HILL CAPITAL INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003 and 2002

Subordinated liabilities - January 1, 2002	$	-0-
Changes during the year ended December 31, 2002		-0-
Subordinated liabilities - December 31, 2002	$	-0-
Changes during the year ended December 31, 2003		-0-
Subordinated liabilities - December 31, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

PARK HILL CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 and 2002

	2003	2002
Stockholder's equity	$ 28,230	$ 5,250
DEDUCTIONS		
Securities haircut - certificate of deposit	-	-
Net capital	28,230	5,250
Net capital requirements	5,000	5,000
Excess net capital	$ 23,230	$ 250
Computation of aggregate indebtedness:		
Total liabilities	$ 1,000	$ 1,000
Net capital	$ 28,230	$ 5,250
Ratio: Aggregate indebtedness to net capital	.035423 to 1	.190476 to 1
Reconciliation with Company's computation: (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002)		
Net capital as reported in Company's Part II (unaudited)		
FOCUS report	$ 29,230	$ 5,250
Audit adjustments:	(1,000)	-
Net capital per above	$ 28,230	$ 5,250

The accompanying notes are an integral part of these financial statements.

PARK HILL CAPITAL INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1: Organization and nature of business

Park Hill Capital Inc. (the Company) was incorporated under the Corporation Law of the State of Connecticut on May 13, 1999. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company has not commenced activities as of the date of these financial statements. The company intends to act as a financial advisor to entities seeking to raise capital.

Note 2: Summary of significant accounting policies

On April 18, 2002, the sole shareholder sold all of the outstanding shares of the Company to Spectrum Capital Partners LLC, (Spectrum) which is a two member Limited Liability Company. On October 10, 2003 Spectrum sold all of the outstanding shares of the Company to MT Trading LLC, which is a one member Limited Liability Company.

Revenue recognition

Advisory fees are recognized as income in the period earned. Costs and expenses are recognized as they are incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial. Actual results could differ from those estimated.

Cash and cash equivalents

The Company defines cash equivalents to include highly liquid investments with maturities of three months or less when purchased and certificates of deposit that can be drawn upon without prior notice and without significant penalty for early withdrawal.

Income taxes

The Company with the consent of the initial stockholder had elected under the Internal Revenue Code to be S Corporation. In lieu of income taxes, the stockholder in an S Corporation is directly taxed on the Company's taxable income. As of April 18, 2002, the Company reverted to a regular 'C' corporation due to the fact that an LLC consisting of more than one member became a shareholder. Since there was no taxable income at year end, there was no provision for income taxes. For the year ended December 31, 2003, provision was made for the minimum State Corporation Tax.

PARK HILL CAPITAL INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 3: Net capital requirements

The Company, a registered broker-dealer, is required under the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1 to maintain minimum net capital, as defined by such rule, in the amount of $5,000. At December 31, 2003 the Company's Net Capital was $28,230 which is $23, 230 in excess of the minimum Net Capital requirement.

Note 4: Related party transactions

The Company is currently provided its office space and utilities by the sole stockholder. The Company is not charged for or obligated to pay any rent to the sole stockholder.

The sole stockholder of the Company has agreed to continue the financial support of the Company, provide for the working capital needs of the Company, and ensure the Company's continuing compliance with its minimum Net Capital requirement under SEC Rule 15c3-1, by making capital contributions to the Company as required.

DON FUCHS
Certified Public Accountant
1423 East 13th Street
Brooklyn, NY 11230
(917) 752-1040

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Park Hill Capital Inc.

In planning and performing my audit of the financial statements of Park Hill Capital Inc. (the Company) for the year ended December 31, 2003, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule a17-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparison.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure

policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate of its purpose in accordance with the securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule17a(5(g) under the securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Don Fuchs, CPA

Brooklyn, NY
February 23, 2004